December 29, 2009

Heng W. Chen
Chief Financial Officer
Cathay General Bancorp
777 North Broadway
Los Angeles, California 90012

Re: Cathay General Bancorp
　　Form 10-K for December 31, 2008
　　File Number 0-18630

Dear Mr. Chen:

　　We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

　　The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cathay General Bancorp
December 29, 2009
Page 2

Form 10-Q filed for the Quarter Ended September 30, 2009

Notes to Consolidated Financial Statements
Note 16 – Fair Value Measurements, page 23

1.   Please revise your future filings to provide the disclosures required by ASC 820-10-50-5
        for your nonfinancial assets and liabilities that are measured at fair value on a
        nonrecurring basis (e.g., fair value measurements used in goodwill impairment tests).
        Please be sure to describe the valuation techniques used to determine the fair values of
        these assets and liabilities.

Managements' Discussion and Analysis of Operations of Financial Condition and Results of
Operations
Critical Accounting Policies, page 31

2.   Please revise your disclosure in future filings to provide a more robust discussion of how
        you determine each element of your allowance for loan losses. With respect to the
        general and unallocated components, please address the following:

        •   Disclose how loans with similar characteristics are grouped to be evaluated for loan
            collectability (such as loan type, past-due status, and risk);
        •   Describe how loss rates are determined (e.g., based on historical loss rates adjusted
            for environmental factors or migration analysis) and what factors are considered
            when establishing appropriate time frames over which you evaluate loss experience;
        •   Describe the qualitative factors (e.g., industry, geographical, economic and political)
            that have affected loss rates or other loss measurements;
        •   Disclose how you take into consideration housing price depreciation and
            homeowners' loss of equity in the collateral in your allowance for loan losses for
            residential mortgages and other loans collectively evaluated for impairment; and
        •   Discuss the basis for your assumptions about housing price depreciation.

        Provide us with your proposed disclosures.

Statement of Operations Review, page 32

3.   We note the continued increasing levels and use of "securities sold under repurchase
        agreements" as a funding source. Given the higher funding costs associated with these
        types of arrangements and the negative impact on net interest income, please revise your
        disclosures in future filings to address the business reasons for entering into and using

these arrangements as opposed to another alternative funding source. You should also address the reasons for the consistently low levels of non-interest bearing deposits. Provide us with your proposed disclosures.

Impaired Loans, page 46

4.   We note that a significant amount of your impaired loans do not have an associated allowance for loan losses. Please revise your disclosure in future filings to more clearly explain the methods used to measure impairment and to clarify why a significant portion of your impaired loans did not require a specific reserve. If you have a significant amount of loans measured for impairment based on the collateral value, please disclose the following:

- How and when updated third party appraisals are obtained and how this impacts the amount and timing of recording the loan loss provision and charge-offs;
- Whether you make any adjustments to the appraisals and why;
- Type of appraisals, such as "retail value" or "as is value";
- How partially charged-off loans measured for impairment based on the collateral value are classified and accounted for subsequent to receiving an updated appraisal. For example, disclose whether the loans are returned to performing status or whether they remain as nonperforming;
- Typical timing surrounding the recognition of a loan as nonaccrual and recording of any provision or charge-off;
- Procedures performed between receipt of updated appraisals to ensure impairment of loans measured for impairment based on collateral value are measured appropriately;
- How you determine the amount to charge-off; and
- In the event external appraisals are not used to determine the fair value of the underlying collateral or where the appraisal has not been updated, discuss your processes and procedures for estimating the value of the collateral for those loans.

        Provide us with your proposed disclosures.

Allowance for Credit Losses, page 47

5.   We note that during the second quarter of 2009, in light of the continued deterioration in the economy and the increases in nonaccrual loans and charge-offs, the Company shortened the timeframe within the migration analysis, which is used in the determination of the general loan loss allowance, from five years to four years. The disclosures indicate that this change was instituted to better reflect the impact of the most recent charge-offs, resulting in an increased general loan loss allowance. We also note that during the same timeframe, in conjunction with the determination of the specific loan loss allowance, you

increased the minimum loss rates for construction loans rated Minimally Acceptable, Special Mention and Substandard. Changes in the practices you follow to determine your allowance for loan losses can impact that amount and an understanding of the credit quality information you present. To the extent you changed your practices, please tell us and revise your future filings to more clearly describe the changes made and, to the extent possible, quantify the effect of those changes. Further, tell us what consideration you have given to using a considerably shorter time frame (e.g. two years) as opposed to the four year time frame utilized in the migration analysis. Also, consider disclosing and discussing changes in:

- The historical loss data you used as a starting point for estimating current losses;
- How you incorporated economic factors affecting loan quality into your allowance estimate;
- The level of specificity you used to group loans for purposes of estimating losses;
- Your non-accrual and charge-off policies;
- Your application of loss factors to graded loans; and
- Any other estimation methods and assumptions you used.

6.   We note the significant deterioration in the credit quality of your loan portfolio during fiscal 2009 which has resulted in a significant increases in the levels of nonperforming loans and assets as well as significant increases in the loan loss provision and charge-offs during that timeframe. During fiscal 2009, we also note that the allowance for loan losses as a percentage of nonperforming loans has continued to decrease while the ratio of net charge-offs to average loans outstanding has continued to increase. Please tell us and revise future filings as follows:

- Revise your disclosure to comprehensively bridge the gap between the significant increases in the balance of your loan portfolio and non-performing and impaired loans with the change in your allowance for loan losses;
- Provide an analysis of each component of your allowance for loan losses detailing how you determined that each component was directionally consistent with the underlying credit quality of the applicable loan portfolio;
- Clearly explain how you considered specific factors, including the levels of nonperforming loans at each period end as well as the charge-offs for the period, when determining the amount of your allowance; and
- To the extent that the significant changes in your nonperforming loans were due to a few large credits or a large number of small credits, please discuss this fact.

7.   As a related matter, describe how charge-offs for confirmed losses impact the coverage ratio (allowance for loan losses as a percentage of nonperforming loans). For example, consider providing the following types of disclosure in your future filings:

- Nonperforming loans for which the full loss has been charged-off to total loans;
- Nonperforming loans for which the full loss has been charged-off to total nonperforming loans;
- Charge-off rate for nonperforming loans for which the full loss has been charged-off;
- Coverage ratio net of nonperforming loans for which the full loss has been charged-off;
- Total allowance divided by (total loans less nonperforming loans for which the full loss has been charged-off); and
- Allowance for individually impaired loans divided by total loans that are individually impaired.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Mark Thomas, Staff Accountant, at 202-551-3452, or to Hugh West, Accounting Branch Chief, at 202-551-3872. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3419.

Sincerely,

Christian Windsor
Special Counsel

By FAX: Heng W. Chen
        FAX number 626-279-3669